Northeast Investors Trust

125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704    Fax 617-742-5666

February 19, 2016

Ken Ellington

Securities and Exchange Commission

100 F Street – N.E.

Washington, D.C. 20549

RE: Northeast Investors Trust (the “Trust”)

Dear Mr. Ellington:

This letter is in response to matters discussed during our conversation on January 29, 2016 related to reporting issues identified by the Securities and Exchange Commission (the “SEC”) on certain Trust filings.

Item 1: The SEC commented that the Trust did not include the appropriate disclosures on its Form N-Q filing as required by Regulation S-X.

The Trust will update its disclosures on future Form N-Q filings in accordance with Section 12-12 of Regulation S-X footnote 8.

Item 2: The SEC commented that one or more of the links contained in the introductory paragraph of the Summary Prospectus were directing users to the Trust’s homepage and were not directing users to the appropriate documents.

The Trust verified that the boxed prospectus and statement of additional information links in the introductory paragraph of the Summary Prospectus are currently directing users to the appropriate documents and not to the Trust’s homepage. The links contained at the end of the report are also functioning properly.

Item 3: The SEC commented that the Trust should reference its benchmark index with consistent naming throughout the ten-year performance graph section of its annual report filing.

The Trust will apply a consistent naming convention for its benchmark index on the ten-year performance graph section of all future annual and semi-annual report filings.

Item 4: The SEC commented that the Rule 144A securities footnote of the Trust’s Schedule of Investments did not include proposed disclosures regarding liquidity.

The Trust will adhere to all disclosure requirements contained in the finalized SEC liquidity regulations when they become effective.

The total percentage of net assets of Rule 144A securities that were deemed by the Trust to be illiquid as of September 30, 2015 was 0.00%. The total percentage of net assets of securities that were deemed by the Trust to be illiquid as of September 30, 2015 was 4.56%. For this purpose the Trust considers a security to be illiquid if it cannot be sold within seven days at the approximate price utilized by the Trust in determining its net asset value.

Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

David Randall

Vice President